UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-41794

Aris Mining Corporation
(Translation of registrant's name into English)

2400 - 1021 W. HASTINGS STREET, VANCOUVER, BRITISH COLUMBIA, CANADA V6E 0C3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [   ]      Form 40-F [ X ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARIS MINING CORPORATION

Date: August 7, 2025	By:	"Ashley Baker" (Signed)
Ashley Baker
General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description

99.1	Management’s Discussion and Analysis of Operations and Financial Condition for the Three and Six Months Ended June 30, 2025

99.2	Condensed Consolidated Interim Financial Statements as at and for the Three and Six Months Ended June 30, 2025

Exhibits 99.1 and 99.2 of this Report on Form 6-K are incorporated by reference into the Registration Statement on Form F-10 of the Registrant, which was originally filed with the Securities and Exchange Commission on September 25, 2024 (File No. 333-282330).